DC

No Act

P.E. 1-29-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047014

March 1, 2007

Mary E. Alcock
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

1934
14A-8
3/1/2007

Re: Nortel Networks Corporation
Incoming letter dated January 29, 2007

Dear Ms. Alcock:

This is in response to your letter dated January 29, 2007 concerning the shareholder proposal submitted to Nortel by Yves Michaud. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR 0 6 2007
1088

Sincerely,

David Lynn
Chief Counsel

Enclosures

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

cc: Yves Michaud
Président-fondateur
Mouvement D' Éducation Et De
Défense Des Actionnaires
82 rue Sherbrooke Quest
Montréal, Quebec H2X 1X3

72911

CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, DC
PARIS
BRUSSELS
LONDON
MOSCOW

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM
Writer's Direct Dial: (212) 225-2998
E-Mail: malcock@cgsh.com

FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
TOKYO

January 29, 2007

BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Nortel Networks Corporation

Ladies and Gentlemen:

Our firm is counsel to Nortel Networks Corporation, a Canadian corporation (the "Company"). We are submitting this letter on behalf of the Company pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company has received five shareholder proposals (the "Proposals"), each with a supporting statement (the "Supporting Statements"), in a single submission (attached here as Exhibit A with an accompanying translation by the Company's Canadian counsel from French into English) from Yves Michaud, President and Founder, Mouvement d'education et de defences des actionnaires (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2007 Annual Meeting of Shareholders (the "Annual Meeting"), currently expected to be held in early May, 2007.

As more fully discussed below, the Company intends to omit the Proposals and Supporting Statements from its Proxy Materials for purposes of the U.S. securities laws pursuant to Rules 14a-8(b) and (f) under the Exchange Act (the "Rules") because the Proponent failed to demonstrate to the Company that he is eligible to submit the Proposals.[1] The Proposals and

1 The Company believes that there are other grounds on which the Proposals and Supporting Statements may be omitted from the Proxy Materials, which the Company reserves the right to raise in the event that the staff of the

Supporting Statements will also be excluded from the Company's Proxy Materials in accordance with applicable Canadian corporate and securities laws.

The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action against the Company based on its exclusion of the Proposals pursuant to these Rules. In accordance with Rule 14a-8(j), we are submitting to the Staff six copies of this letter, together with the attached Exhibits, on behalf of the Company, and we are simultaneously mailing the Proponent a copy of such documents.

Rule 14a-8(j)(1) states that if a company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The Staff may permit a company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

The Company currently intends to file its definitive proxy statement and form of proxy with the Commission on or about February 22, 2007. The Company is filing this letter with the Commission later than 80 days before such filing date (which would have been on or about December 4, 2006) for the following reasons. The Company is filing its definitive proxy statement and form of proxy approximately two months earlier in 2007 than it did in 2006. The deadline for submissions of shareholder proposals to be included in the 2007 Proxy Materials pursuant to both U.S. and Canadian securities laws set forth in the Proxy Materials for its 2006 Annual Meeting (December 28, 2006 and January 27, 2007, respectively) did not occur until after the 80th day prior to the Company's currently targeted filing date. Moreover, the Company received the Proposals from the Proponent after the 80-day deadline had passed (on December 13, 2006). The Company then followed the notification procedures set forth under Rule 14a-8(f)(1) (as discussed below) as well as the Canadian equivalent. In order to prevent the Commission from having to consider an ultimately unnecessary request, the Company waited until all of the U.S. and Canadian securities law deadlines had passed both for presentation of proof of eligibility by the Proponent or resubmission of the Proposals by the Proponent prior to submitting this no-action request. The Company submits that this is good cause for missing the deadline and requests the Commission staff to permit this submission accordingly.

<u>Discussion</u>

Under Rule 14a-8(f)(1), a company may exclude a shareowner proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Rule 14a-8(b)(1) provides that "in order to be eligible to submit a proposal," a shareowner "must have continuously held at least $2,000 in

---

Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") disagrees with the grounds for exclusion discussed herein.

market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date" the shareowner submits "the proposal." The Company believes it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not prove its eligibility to submit the Proposal under Rule 14a-8(b).

The Company received the Proposals on December 13, 2006. The Company first determined that the Proponent was not a registered holder of its securities and then responded with a letter to the Proponent dated December 20, 2006 requesting that the Proponent provide proof of his eligibility to submit a shareholder proposal pursuant to the applicable U.S. and Canadian securities laws (attached as Exhibit B hereto). The Company sent the letter via UPS for delivery on December 22, 2006. As noted on the UPS Tracking Detail (attached as Exhibit C hereto), the Proponent asked that UPS hold the letter for a future delivery date – January 4, 2007 – on which date UPS was finally able to deliver it to the Proponent. On January 19, 2007, the Company sent a second letter to the Proponent stating that the Company had not received the requisite proof requested and that the Company would take appropriate actions to not include the Proposals in its 2007 Proxy Materials (attached as Exhibit D hereto). UPS delivered this letter to the Proponent on January 22, 2007 (see UPS Tracking Detail attached as Exhibit E). No response to either letter has been received by the Company to date.

The Company satisfied its notification obligations under Rule 14a-8(f) in its December 20, 2006 letter to the Proponent. Further, the Company's notice satisfied the standards set forth in Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004. In SLB 14B, the Staff indicated that if a company cannot determine whether a shareowner proponent satisfies Rule 14a-8's ownership requirements, the company should request that the shareowner provide proof of ownership that satisfies Rule 14a-8's requirements. In that regard, SLB 14B indicates that companies should use language that tracks Rule 14a-8(b). As seen in Exhibit B, the Company's December 20th letter contained this language, providing the Proponent with appropriate notice regarding the required ownership information and the manner in which the Proponent had to comply with such requirements.

On numerous occasions, the Staff has concurred with a company's omission of a shareowner proposal based on a proponent's failure to provide evidence of its eligibility pursuant to Rules 14a-8(b) and 14a-8(f)(1). For example, in General Electric Company (avail. Jan. 16, 2007), the Staff concurred in the omission of a proposal submitted by the Proponent when it was timely notified of Rule 14a-8's eligibility requirements and it failed to timely provide proof of its eligibility. See also International Business Machines Corporation (avail. Dec. 5, 2006); The Procter & Gamble Company (avail. July 26, 2006); H.J. Heinz Company (avail. May 23, 2006); General Electric Company (avail. Dec. 27, 2004); and Intel Corporation (avail. Jan. 29, 2004). Similarly, given that the Company timely notified the Proponent of Rule 14a-8(b)'s eligibility requirements and the Proponent failed to provide proof of its eligibility within 14 days, we believe that the Company may exclude the Proposal under Rules 14a-8(b) and 14a-8(f)(1).

In accordance with Rules 14a-8(b) and (f) and the authority cited above, the Company believes that the Proposals may properly be omitted from the Proxy Materials for purposes of the application of the U.S. securities laws. We respectfully ask the Staff to confirm that the Proposals may be so omitted and that no enforcement action will be recommended as a result. Please stamp and return the enclosed duplicate original of this letter to indicate the date on which this request was filed.

The facsimile number for the Proponent is (514) 286-1154, for the Company is (905) 863-7386 and for the undersigned is (212) 225-3999.

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing, or if we can be of any further assistance.

Very truly yours,

Mary E. Alcock

Mary E. Alcock

Exhibit A

Recd Dec 13/06

MÉDAC

MOUVEMENT D'ÉDUCATION ET DE DÉFENSE DES ACTIONNAIRES

Fondé en 1995 par Yves Michaud, le mouvement a d'abord porté le nom d'Association de protection des épargnants et investisseurs du Québec (APÉIQ)

Montréal, le 5 décembre 2007

Monsieur David Drinkwater
Directeur des affaires juridiques
NORTEL NETWORKS
8200, chemin Dixie, bur. 100
Brampton (Ontario) L6T 5P6

PAR COURRIER RECOMMANDÉ

Monsieur Drinkwater,

Veuillez trouver sous pli les propositions adoptées par le conseil d'administration du *Mouvement d'éducation et de défense des actionnaires* (MÉDAC) à la réunion tenue le 23 octobre 2006.

Nous vous demandons de les incorporer dans la circulaire de la direction de Notel Networks contenant l'avis de convocation à l'assemblée annuelle des actionnaires de 2007, conformément aux dispositions de la *Loi canadienne sur les sociétés par actions (LCSA).*

Veuillez accepter, monsieur Drinkwater, l'expression de nos sentiments distingués.

YVES MICHAUD
Président-fondateur
MÉDAC

Pièce jointe : 5 propositions

82, rue Sherbrooke Ouest, Montréal (Québec) H2X 1X3 | Téléphone : (514) 286-1155 | Télécopieur : (514) 286-1154 | admin@medac.qc.ca | www.medac.qc.ca

PROPOSITIONS 2007

1- Il est proposé que soient divulgués aux actionnaires dans le rapport annuel de la société les noms des « experts » en rémunération, la durée de leur engagement, les sommes qui leur sont versées, la firme à laquelle ils appartiennent, la grille d'évaluation dont ils se servent, et le cas échéant toute autre forme de rétribution qui leur est versée ou aux firmes qui leur sont apparentées.

Les rémunérations stratosphériques des hauts dirigeants des sociétés ouvertes sont devenues au cours des dernières années l'objet d'une réprobation universelle. Il est temps que les actionnaires y mettent le holà ! Jean-François Khan, un des grands patrons de la presse française écrit :
« Lorsque des grands patrons se votent eux-mêmes des rémunérations himalayennes, des retraites dorées ou des primes faramineuses, cela prouve une déconnexion incroyable avec le réel, une forme de folie par égarement. Personne n'est 600 fois plus intelligent qu'un autre, encore moins 1400 fois. Il faudrait exiger une taxation de 90 % des stock-options ».

La culture de cupidité et de voracité qui s'est installée dans plusieurs sociétés ouvertes est un facteur de corrosion et de déliquescence, à l'origine de la multiplication des scandales qui fourmillent partout dans le monde industrialisé .

2- Il est proposé que la rémunération des hauts dirigeants soit en relation avec le salaire moyen des employés, les coûts de la société et ses succès financiers.

Le ratio entre la rémunération des hauts dirigeants, incluant les options d'achat et le salaire moyen des employés de la société doit être divulgué. La rémunération doit être allouée en fonction des résultats financiers obtenus. Une étude récente du *Régime de pension des employés municipaux de l'Ontario* (OMERS) n'a pu établir aucune corrélation entre les succès financiers de plus de soixante entreprises canadiennes cotées en bourse et la rémunération des dirigeants. Il est donc logique de conclure que la rémunération des dirigeants de la société est fixée de façon arbitraire, au mépris des principes d'une bonne gouvernance et des intérêts des actionnaires.

3 - Il est proposé que les options sur actions (stock-options) allouées aux hauts dirigeants soient rigoureusement alignées sur la valeur économique ajoutée (VEA) de la société.

Les options sur actions consenties aux dirigeants privilégient l'accroissement de la valeur des actions à court terme, et cela au détriment des intérêts des actionnaires de lasociété. « *Si les options peuvent être exécutables à court terme cela équivaut à verser de l'argent comptant,* dit Robert Bertram, vice-président exécutif du puissant régime de pension des enseignants de l'Ontario (Teacher's) . *C'est se berser d'illusion que de laisser croire que les options sont liées à la valeur de l'action. Clairement, l'intérêt des actionnaires n'est pas pris en compte dans les plans d'octrois d'options d'achat ».*

On doit relier le coût et la levée des options à la création de la valeur pour les actionnaires. Si les bénéfices augmentent plus rapidement que les dettes, la valeur économique ajoutée est positive. Si la valeur économique ajoutée (VEA) est positive, les dirigeants ont créé de la valeur pour les actionnaires, si la VEA est négative, ils ont mis en danger les avoirs des actionnaires, même si à court terme l'action se transige à une valeur supérieure.

4- Il est proposé qu'à partir d'un maximum de trois ans en date de la présente, le conseil d'administration de la société soit composé d'un minimum d'un tiers de ses membres de sexe féminin.

Le pourcentage de femmes qui siègent au conseil d'administration de la société est ridiculement bas, conséquence d'une vieille et archaïque tradition qui relègue les femmes à un statut inférieur dans les sociétés ouvertes alors que ces dernières représentent plus de la moitié des diplômés des universités. Au Québec, 24 des sociétés d'État auront désormais pour obligation d'avoir la moitié des sièges de leur c.a. occupés par des femmes. Cet exemple devrait être suivi à plus long terme par la société dont la représentativité actuelle est celle d'un âge presque canonique, illustration de la chasse-gardée masculine des conseils d'administration de l'immense majorité des sociétés ouvertes. À preuve, 30 % des conseils d'entreprises canadiennes ne comptent qu'une seule femme; 12 % en ont deux; 4 %, trois; 1 % quatre, et 1 % 5, dont exceptionnellement la Banque nationale du Canada.

5-- Il est proposé que le rapport annuel comporte un résumé exhaustif des états financiers des filiales de la société.

L'article 157. (2) de la Loi canadienne sur les sociétés par action stipule que « *les actionnaires ainsi que leurs représentants personnels peuvent, sur demande, examiner gratuitement les états financiers des filiales et en tirer copie pendant les heures d'ouverture des bureaux.* Lorsque la compagnie s'oppose à la demande de consultation d'un actionnaire, cela entraîne de la part de ce dernier des frais judiciaires importants, rendant ainsi difficile ou illusoire la reconnaissance de ce droit qui serait en partie satisfaite par la publication dans le rapport annuel d'un résumé des états financiers des filiales de la société.

Au vrai, un actionnaire avisé ne peut exercer son vote que s'il procède des informations précises et vérifiées de toutes les activités de l'entreprise, incluant les filiales dont les états financiers sont actuellement soustraits à l'examen des actionnaires. Une culture du secret est à l'encontre des principes d'une bonne gouvernance. Il est contre la logique et la nature des choses qu'une société cotée en bourse faisant appel à l'investissement public, soit à la fois ouverte et fermée !

[Translation]

Letterhead of the Mouvement d'éducation et de défense des actionnaires
(founded in 1995 by Yves Michaud, the Movement was previously known as the Association de protection des épargnants et investisseurs du Québec (APÉIQ))

Montreal, December 5, 2006

Mr. David Drinkwater
Chief Legal Officer
NORTEL NETWORKS
8200 Dixie Road
Brampton, Ontario L6T 5P6

REGISTERED MAIL

Dear Mr. Drinkwater:

Please find attached the proposals adopted at the Board of Directors' meeting of the *Mouvement d'éducation et de défense des actionnaires* (MÉDAC) held on October 23, 2006.

We are requesting their inclusion in the management proxy circular of Nortel Networks containing the notice of the 2007 annual meeting of shareholders, in accordance with the provisions of the *Canada Business Corporations Act (CBCA).*

Yours truly,

(signed)

Yves Michaud,
President and Founder
MÉDAC

1 Enclosure: 5 proposals

[Translation]

PROPOSALS 2007

1. It is proposed that disclosure be made in the Corporation's Annual Report of the names of compensation "experts", the term of their engagement, the sums paid to them, the firms to which they belong, the evaluation criteria they use and, if applicable, any other form of remuneration paid to them or affiliated firms.

The prodigious compensation of executive officers of public companies has been universally condemned in recent years. It is time for shareholders to put a stop to these practices! Jean-François Kahn, a French media owner, writes:
"*When top executives vote in favour of astronomical pay, golden handshakes or outrageous bonuses for themselves, it proves that they are incredibly disconnected from reality, that they suffer from a form of madness. No one is 600 times, let alone 1400 times, more intelligent than anyone else. We should demand that stock options be taxed at 90%.*" [translation].

The culture of greed and rapacity that pervades many public companies is corrosive and destructive and the cause of the proliferation of scandals that abound in the industrialized world.

2. It is proposed that executive compensation be related to average salaries of employees, the Corporation's costs and its financial successes.

The relationship between executive compensation, including stock options, and average salaries of employees of the Corporation should be disclosed. Compensation should be awarded based on the financial results obtained. A recent study by the *Ontario Municipal Employees Retirement System* (OMERS) was unable to establish any correlation between the financial success of over sixty publicly listed Canadian companies and executive compensation. It is therefore logical to conclude that executive compensation at the Corporation is fixed arbitrarily, without regard for principles of good governance and the interests of shareholders.

3. It is proposed that stock options awarded to executive officers be aligned strictly according to the Corporation's Economic Value Added (EVA).

Stock options granted to executives create an incentive to increase the value of the shares in the short term, to the detriment of the interests of the Corporation's shareholders. "*If options vest immediately, you might as well just give them cash and get it over with,*" said Robert Bertram, Executive Vice-President of the powerful Ontario Teachers Pension Plan Board. "*Don't go through the illusion that you are trying to tie them into shareholder value. Clearly the shareholders' interests are not being taken care of in those plans.*"

The cost of the options and their exercise must be tied to the creation of value for shareholders. If profits rise faster than debt, the economic value added is positive. If economic value added (EVA) is positive, executives have created value for shareholders; if EVA is negative, executives have put shareholders' equity at risk, even if in the short term the stock trades at a higher value.

4. It is proposed that no later than three years from the date hereof, at least one third of the members of the Corporation's Board of Directors be women.

The percentage of women on the Corporation's Board of Directors is ridiculously low, as a result of an old and outdated tradition of relegating women to an inferior status in public companies, despite the fact that women represent more than half of university graduates. In Quebec, 24 crown corporations will in future be obliged to see that **half** of their board members are women. This example should be followed in the longer term by the Corporation, which is currently representative of an almost venerable age, illustrating how the boards of directors of the immense majority of public companies continue to be a male preserve. This is borne out by the fact that 30% of the boards of Canadian companies have only one woman director; 12% have two; 4% have three; 1% have four and 1% have 5, with National Bank of Canada, exceptionally, figuring in the latter category.

5. It is proposed that the Annual Report include an exhaustive summary of the financial statements of the Corporation's subsidiaries.

Section 157.(2) of the *Canada Business Corporations Act* states that: "*Shareholders of a corporation and their personal representatives may on request examine the statements of [subsidiaries] during the usual business hours of the corporation and may make extracts free of charge.*" When the company objects to a shareholder's request to examine the statements, the shareholder has to incur significant legal expenses, making the recognition of this right difficult or illusory, although it could be satisfied in part by the publication in the Annual Report of a summary of the financial statements of the Corporation's subsidiaries.

In truth, a prudent shareholder can only cast his vote based on accurate, audited information regarding <u>all</u> the business's operations, including subsidiaries whose financial statements are currently shielded from examination by the shareholders. A culture of secrecy is inconsistent with principles of good governance. It is contrary to logic and to the nature of things that a publicly listed company which raises funds publicly should be both public and private!

Exhibit B

NORTEL

December 20, 2006

VIA COURIER

Mr. Yves Michaud
Président-fondateur
Mouvement D'Éducation Et De
Défense Des Actionnaires
82 rue Sherbrooke Quest
Montréal, Québec H2X 1X3

Dear Mr.Michaud:

We are in receipt of your letter of December 5, 2006 containing certain shareholder proposals. Nortel Networks Corporation (the "Corporation") will require evidence of your eligibility to submit a shareholder proposal in accordance with the applicable laws in Canada and the United States. Please note that only a registered or beneficial owner of common shares of the Corporation, holding shares of a minimum market value for the prescribed time period, is eligible to submit a shareholder proposal; having a controlling interest in common shares is not sufficient.

Under the applicable laws of Canada, you must provide proof that on December 4, 2006 and for at least six months prior thereto, you or the Mouvement D'Education Et De Defense Des Actionnaires ("MEDAC") (if you are submitting the proposals on its behalf) were the registered or beneficial holder of common shares of the Corporation which have an aggregate market value of at least CDN$2,000 determined as at the close of business on December 4, 2006. We will accept a written statement addressed to the Corporation from the registered holder of the common shares (for example, a broker or a bank in whose name the shares are registered) verifying the number of common shares held by you or MEDAC and the date the shares were acquired. Please note that under applicable Canadian law, the information as to share ownership must be provided to the Corporation within 21 days of receiving this request from the Corporation.

Under the applicable laws of the United States, you must provide proof that on December 5, 2006 and for the year prior to that date, you or MEDAC (if you are submitting the proposals on its behalf) have continuously held common shares of the Corporation with a market value of at least US$2,000. As above, we will accept a written statement addressed to the Corporation from the registered holder of the common shares (for example, a broker or a bank in whose name your shares are registered) verifying the number of common shares held by you or MEDAC and the date the shares were acquired. You must also provide us with a written statement that you or MEDAC intend to continue to hold the securities through

Gordon A. Davies
General Counsel - Corporate
and Corporate Secretary
Nortel Networks Limited
195 The West Mall, Toronto, Ontario Canada M9C 5K1, Telephone: (905) 863-1144, Facsimile: (905) 863-7386
www.nortel.com

to the date of the shareholders' meeting. Please note that under applicable United States law, the requested information must be provided to the Corporation within 14 days of your receipt of this request.

The requested information may be sent to my attention either by e-mail or by mail (see address below).

Once we have confirmed your eligibility to submit the shareholder proposals, we will then review the proposals to ascertain whether the proposals will be included in the Corporation's proxy circular and proxy statement for the shareholders' meeting. We will contact you to discuss any issues arising out of the proposals and our rationale for such issues.

As required under applicable laws, we will also notify you in writing if we intend to omit the shareholder proposals and provide the reasons why. Assuming that the shareholder proposals are accepted, you or your representative, or a representative of MEDAC if you are submitting the proposals on its behalf, will be required to attend the shareholders' meeting to present the proposals.

Please do not hesitate to contact me if you have any questions or require any further information.

Yours truly,

Gordon A. Davies
Corporate Secretary

cc: David Drinkwater, Chief Legal Officer

Gordon A. Davies
General Counsel - Corporate
and Corporate Secretary
Nortel Networks Limited
195 The West Mall, Toronto, Ontario Canada M9C 5K1, Telephone: (905) 863-1144, Facsimile: (905) 863-7386
www.nortel.com

Exhibit C

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Exhibit D

NORTEL

January 19, 2007

VIA COURIER

Mr. Yves Michaud
Président-fondateur
Mouvement D'Éducation Et De
Défense Des Actionnaires
82 rue Sherbrooke Quest
Montréal, Québec
H2X 1X3

Dear Mr. Michaud;

We refer to your letter of December 5, 2006 (received by Nortel Networks Corporation (the "Corporation") on December 13, 2006) containing certain shareholder proposals and our response to your letter dated December 20, 2006 where we requested evidence of your eligibility to submit shareholder proposals to the Corporation in accordance with the applicable laws in Canada and the United States. For your convenience, we have attached a copy of our December 20, 2006 letter to this letter.

As of the date hereof, we have not received from you the proof as to share ownership required under applicable Canadian and United States laws. Note that Canadian laws require you to include the name and address of the shareholder and the shareholder's supporters, if applicable, the number of shares held or owned by the shareholder and the shareholder's supporters, if applicable, and the date the shares were acquired with your original submission of the proposals.

As such, the proposals set out in your December 5, 2006 letter will not be included in the proxy circular and proxy statement for the Corporation's 2007 annual meeting (the "2007 Proxy"). We will proceed to take the necessary actions to advise the United States Securities and Exchange Commission (the "SEC") that these proposals will not be included in the 2007 Proxy and to obtain a no-action letter from the SEC.

Please do not hesitate to contact me if you have any questions or require any further information.

Yours truly,

Gordon A. Davies
Corporate Secretary

c: David Drinkwater, Chief Legal Officer

Gordon A. Davies
General Counsel - Corporate
and Corporate Secretary
Nortel Networks Limited
195 The West Mall, Toronto, Ontario Canada M9C 5K1, Telephone: (905) 863 1144, Facsimile (905) 863 7386
www.nortel.com

NORTEL

December 20, 2006

VIA COURIER

Mr. Yves Michaud
Président-fondateur
Mouvement D'Éducation Et De
Défense Des Actionnaires
82 rue Sherbrooke Quest
Montréal, Québec H2X 1X3

Dear Mr.Michaud:

We are in receipt of your letter of December 5, 2006 containing certain shareholder proposals. Nortel Networks Corporation (the "Corporation") will require evidence of your eligibility to submit a shareholder proposal in accordance with the applicable laws in Canada and the United States. Please note that only a registered or beneficial owner of common shares of the Corporation, holding shares of a minimum market value for the prescribed time period, is eligible to submit a shareholder proposal; having a controlling interest in common shares is not sufficient.

Under the applicable laws of Canada, you must provide proof that on December 4, 2006 and for at least six months prior thereto, you or the Mouvement D'Education Et De Defense Des Actionnaires ("MEDAC") (if you are submitting the proposals on its behalf) were the registered or beneficial holder of common shares of the Corporation which have an aggregate market value of at least CDN$2,000 determined as at the close of business on December 4, 2006. We will accept a written statement addressed to the Corporation from the registered holder of the common shares (for example, a broker or a bank in whose name the shares are registered) verifying the number of common shares held by you or MEDAC and the date the shares were acquired. Please note that under applicable Canadian law, the information as to share ownership must be provided to the Corporation within 21 days of receiving this request from the Corporation.

Under the applicable laws of the United States, you must provide proof that on December 5, 2006 and for the year prior to that date, you or MEDAC (if you are submitting the proposals on its behalf) have continuously held common shares of the Corporation with a market value of at least US$2,000. As above, we will accept a written statement addressed to the Corporation from the registered holder of the common shares (for example, a broker or a bank in whose name your shares are registered) verifying the number of common shares held by you or MEDAC and the date the shares were acquired. You must also provide us with a written statement that you or MEDAC intend to continue to hold the securities through

Gordon A. Davies
General Counsel - Corporate
and Corporate Secretary
Nortel Networks Limited
195 The West Mall, Toronto, Ontario Canada M9C 5K1, Telephone: (905) 863-1144, Facsimile: (905) 863-7386
www.nortel.com

to the date of the shareholders' meeting. Please note that under applicable United States law, the requested information must be provided to the Corporation within 14 days of your receipt of this request.

The requested information may be sent to my attention either by e-mail or by mail (see address below).

Once we have confirmed your eligibility to submit the shareholder proposals, we will then review the proposals to ascertain whether the proposals will be included in the Corporation's proxy circular and proxy statement for the shareholders' meeting. We will contact you to discuss any issues arising out of the proposals and our rationale for such issues.

As required under applicable laws, we will also notify you in writing if we intend to omit the shareholder proposals and provide the reasons why. Assuming that the shareholder proposals are accepted, you or your representative, or a representative of MEDAC if you are submitting the proposals on its behalf, will be required to attend the shareholders' meeting to present the proposals.

Please do not hesitate to contact me if you have any questions or require any further information.

Yours truly,

Gordon A. Davies
Corporate Secretary

cc: David Drinkwater, Chief Legal Officer

Gordon A. Davies
General Counsel - Corporate
and Corporate Secretary
Nortel Networks Limited
195 The West Mall, Toronto, Ontario Canada M9C 5K1, Telephone: (905) 863-1144, Facsimile: (905) 863-7386
www.nortel.com

Exhibit E

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nortel Networks Corporation
Incoming letter dated January 29, 2007

The proposals relate to the presentation of disclosure, executive compensation, stock options, and the composition of the board.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Nortel may exclude the proposals under rule 14a-8(f). We note that the proponent appears not to have responded to Nortel's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Nortel omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that Nortel did not file its statement of objections to including the proposals in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant waive the 80-day requirement.

Sincerely,

Ted Yu
Special Counsel

END